Exhibit 11

ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES

Statements re Computation of Per Share Earnings

(Common shares means both Class A and Class B)

	Year ended December 31,
	2005	2004	2003

Net earnings:

Earnings on common shares – basic	$40,733,000	$28,222,000	$23,609,000

Shares used to compute basic earnings per common share (weighted average number of shares outstanding)	38,214,000	34,250,000	31,139,000
Shares used to compute diluted earnings per common share (weighted average number of shares outstanding assuming the effect of stock options)	38,534,000	34,367,000	31,152,000

Net earnings per common share:
Basic	$1.07	$0.82	$0.76

Diluted	$1.06	$0.82	$0.76